Yingli Green Energy Holding Co., Ltd.

英利绿色能源控股有限公司

3399 North Chaoyang Avenue

Baoding 071051, China

中国保定国家高新区朝阳北大街3399号（071051）

T +86 312 8929700

F +86 312 8929800

yingli@yinglisolar.com

www.yinglisolar.com

YINGLISOLAR.COM NYSE:YGE

November 10, 2015

VIA EDGAR

Martin James, Senior Assistant Chief Accountant

Kate Tillan, Assistant Chief Accountant

Tara Harkins, Staff Accountant

Office of Electronics and Machinery
Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C.  20549

Re:	Yingli Green Energy Holding Company Limited
Form 20-F for the fiscal year ended December 31, 2014
Filed May 15, 2015
File No. 001-33469

Dear Mr. James, Ms. Tillan and Ms. Harkins:

Yingli Green Energy Holding Company Limited (the “Company”) confirms receipt of the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated October 28, 2015 (the “Comment Letter”), containing the Staff’s comments on the financial statements and related disclosures in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014.  Due to the additional time required to address some of the issues in responding to the comments, the Company respectfully requests an extension of the deadline for its responses.  The Company expects to provide its responses to the Comment Letter no later than November 18, 2015.

If you have any questions, please contact the Company’s U.S. counsel, Mr. Leiming Chen of Simpson Thacher & Bartlett LLP, by phone at +852 2514-7630 (office) or +852 9032-1314 (cell) or by email at lchen@stblaw.com.

Sincerely,

/s/ Yiyu Wang
Yiyu Wang
Chief Financial Officer

cc:           Leiming Chen, Esq.

Simpson Thacher & Bartlett LLP